Shareholder Rebuttal to the Chevron Opposition Statement
Regarding Hydraulic Fracturing Risks

240.14a-103 Notice of Exempt Solicitation
U.S. Securities and Exchange Commission, Washington DC 20549

NAME OF REGISTRANT:  Chevron
NAME OF PERSON RELYING ON EXEMPTION: Sisters of St. Francis of Philadelphia
ADDRESS OF PERSON RELYING ON EXEMPTION: 609 South Convent Road, Aston, PA 19014

Shareholders encourage a “yes” vote for shareholder proposal number Proposal # 10
STOCKHOLDER PROPOSAL REGARDING HYDRAULIC FRACTURING.”

The Sisters of St. Francis and its 17 co-filers (the “Proponents”) assert that concerns about hydraulic fracturing operations pose substantial business risks salient to investors. Chevron recently made an acquisition of assets bringing it among the ranks of companies relying on hydraulic fracturing (“fracturing”) in Pennsylvania in the environmentally contested Marcellus shale, yet it still does not provide investors critically needed information on impacts and risks.

Hydraulic fracturing operations have been linked to environmental concerns that could have significant financial implications for the companies involved and are leading to increased regulatory scrutiny.  Consequently, Chevron may face substantial business risks but, currently, the company does not provide investors the necessary information on its hydraulic fracturing operations to determine whether it is successfully managing such risks.

Hydraulic fracturing is a process that injects high volumes of water, chemicals and particles underground to create fractures through which gas can flow for collection.  Fracturing operations require significant land use modification, disruptive new roads, the trucking of toxic chemicals through established communities, and heavy water use.1  According to the industry, fracturing has been used in roughly 90 percent of wells in operation today and 60-80 percent of new wells will require fracturing to remain viable.2

Although the Company attempts to imply that hydraulic fracturing in general, and specifically at this company, have no material environmental impacts, hydraulic fracturing operations have been linked to significant environmental concerns that could have financial implications for the company and are leading to increased regulatory scrutiny.  As a result, the company faces sizable business risks but is currently not providing investors the necessary information to determine if it is successfully managing the associated risks.

For example, just this week/last week the Pennsylvania Department of Environmental Protection announced companies would no longer be able to dispose of the millions of gallons of waste water at water treatment plants that discharge into rivers and streams.  This move raises serious questions as to how companies operating in the Pennsylvania portion of the Marcellus shale will dispose of the huge quantities of waste water produced.  Given its recent acquisition, investors require more information as to how the company is managing the impact of such developments.

1 Polly Howells, Don’t Frack With Our Water,” In These Times, October 4, 2009, available at: http://www.inthesetimes.com/article/4909/dont_frack_with_our_water/
2 “Energy and Economic Benefits,” Energy In Depth Fact Sheet, Available at:  http://www.energyindepth.org/in-depth/frac-in-depth/energy-and-economic-benefits/, Accessed: March 15, 2010.

1 | Page

As a result of current and future widespread use, investors believe companies must increase disclosure to reflect this new dependence on hydraulic fracturing.  The proponent contends that Chevron does not adequately address the risks associated with hydraulic fracturing nor does it provide sufficient information on the environmental impacts of its operations.

Therefore, we urge shareholders to vote “yes” on proposal number 10 to increase transparency and disclosure.

Thank you for your consideration of this very important issue.

Sincerely,

Sister Nora Nash
Director, Corporate Social Responsibility

This is not a solicitation of authority to vote your proxy.  Please DO NOT send us your proxy card; the Proponent is not able to vote your proxies, nor does this communication contemplate such an event.  The proponent urges shareholders to vote YES on question number ten following the instruction provided on the on the management’s proxy mailing.

Proposal 10—Stockholder Proposal on hydraulic fracturing

Shareholders are being asked to vote FOR a report summarizing the environmental impact of the hydraulic fracturing operations of Chevron and potential policies for the Company to adopt, above and beyond regulatory requirements, to reduce or eliminate hazards to air, water and soil quality from those activities.

A proposal filed by the Sisters of St. Francis of Philadelphia and 17 co-filers is centered on two concepts essential to investor confidence: disclosure and the mitigation of risks.

Chevron claims regulatory protections are well established, hydraulic fracturing operations can have minimal environmental impacts and that it already has the systems in place to minimize potential risks associated with the process.   But the Proponents contend hydraulic fracturing operations have been linked to significant environmental impacts that could have financial implications for the companies involved and are leading to increased regulatory scrutiny.  At the same time, the company fails to provide investors the necessary information on their hydraulic fracturing operations to determine if they are successfully managing the associated risks.

Investors are concerned about the lifecycle impacts of hydraulic fracturing operations because the fracturing of each well requires moving literally millions of gallons of water, chemicals, and wastewater; therefore environmental hazards are present at every step in this process and these environmental impacts  can result in very substantial business risks as well.  The company provides nominal information in its opposition statement and leaves out key information as described below:

2 | Page

In its opposition statement, the company’s primary arguments against this proposal are:
•	Chevron believes that regulations encompassing its hydraulic fracturing operations are sufficient and “well established”.
•	Chevron believes that hydraulic fracturing is safe with only minor environmental impacts.

Proponent rebuttal and rationale for a yes vote:
1.	State and Federal regulation of fracturing is far from settled and Chevron’s shareholders face significant financial risks due to tightening regulations.
2.
Chevron’s recent acquisition of Atlas Energy fracturing acreages increases its reliance on hydraulic fracturing and exposes the company to significant financial and environmental risks associated with the process, particularly in regards to issues related to water and toxic chemicals.

3.	Chevron’s disclosure is insufficient to provide investors the necessary information to determine whether the company is appropriately managing risk.
4.	Sector peers have responded to investor concerns and have begun to provide increased disclosure.

Chevron recently made a significant investment to expand its natural gas resources:
In November 2010, Chevron announced it planned to purchase Atlas Energy’s acreage in southwestern Pennsylvania.  In the second line announcing the purchase, the company stressed “The acquisition will provide Chevron with an attractive natural gas resource position primarily located in southwestern Pennsylvania’s Marcellus Shale.”1  The release goes on to state, “The Atlas Energy assets further advance Chevron’s global shale gas position, complementing the company’s recent entrance into shale gas opportunities in Poland, Romania and Canada.”  As a result of this acquisition, Chevron will have 486,000 net acres in the Marcellus Shale.  The proponents contend the company should improve its reporting to provide increased information on its newly acquired fracturing operations including increased disclosure on the steps Chevron is taking to respond to the shifting regulatory climate and its efforts to minimize risks associated with its fracturing operations.

The lead proponent has visited Atlas facilities in the region.  These visits elevate Proponent’s concerns regarding the impact that Atlas has had on the communities in which it operates.  In some cases individuals allege the company has degraded the environment and negatively affected people’s health.  Furthermore, the proponent questions whether Chevron applied its own human rights policy to this acquisition.  The Company has been uncooperative with investors seeking the necessary information to make such an assessment.

Regulatory Risk:

Chevron’s opposition statement says “regulatory protections are well established.”

Proponent response:
As the use of hydraulic fracturing skyrockets, communities, regulators and investors are growing increasingly concerned about the environmental impacts of this process.  Regulation at the state or federal level could have dramatic implications for all companies engaged in hydraulic fracturing, including Chevron, by tightening wastewater disposal requirements potentially restricting areas in which hydraulic fracturing may be performed, limiting materials that may be used, or otherwise increasing costs.  The below information demonstrates that the regulatory landscape at both the state and federal level is far from “well established.”

3 | Page

State-level regulatory restrictions:
In the 2010 proxy season when investors first filed resolutions with companies on this issue, shareholders flagged that increasing restrictions would be a risk for companies.  In the past year we’ve seen this possibility come to fruition as Arkansas, Pennsylvania and Wyoming have all tightened regulation and increased disclosure on this issue while other states, regional bodies, and localities are imposing drilling moratoriums.

Chevron’s opposition statement cites a 2009 Groundwater Protection Council study which found that “state regulations are adequately designed to protect water resources.”

Proponent Response:
The proponents contend the above statement by the company and dependence on an old study is misguided because it fails to recognize the significant regulatory tightening that has happened at the state level since 2009 and is proposed at the federal level. Below the proponents document just how swiftly and significantly the regulatory landscape is shifting.

ARKANSAS:
•
State-legislative action: Beginning January 15, the Arkansas State Oil and Gas Commission began requiring companies to disclose the names and concentrations of the chemicals used in the fracturing process on a well-by-well basis.2

NEW YORK:
•	Regulatory action: New York State is revising its guidelines related to hydraulic fracturing and vocal and politically well connected support for increased protections has emerged.
o
Outgoing Governor David Patterson, issued an executive order banned some natural gas drilling in the state. In January 2011, incoming Governor Andrew Cuomo kept in place Patterson’s executive order ensuring it will remain in effect until at least July 1.

o
At the same time, the New York State Department of Environmental Conservation (DEC) continues to work on guidelines for hydraulic fracturing in the Marcellus Shale.  New York City’s drinking watershed lies under a portion of the Marcellus shale.  A final version is expected this summer.

o
In December 2009, the EPA weighed in on DEC’s environmental impact statement addressing fracturing, expressing significant concerns about protecting New York City’s watershed. EPA signaled the need for further study of “issues involving water supply, water quality, wastewater treatment operations, local and regional air quality, management of naturally occurring radioactive materials disturbed during drilling, cumulative environmental impacts, and the New York City watershed.”3

o
In December 2009, New York City announced its study found hydraulic fracturing posed “an unacceptable threat to the unfiltered, freshwater supply of nine million New Yorkers, and cannot safely be permitted within the New York City watershed”.4

4 | Page

•
Impact on companies: In late October 2009, in the face of the massive public controversy about its plans to engage in drilling and hydraulic fracturing near the New York City watershed, Chesapeake Energy, reportedly the only company to hold leases within that watershed, announced it would “voluntarily” refrain from drilling within the boundary. 5

PENNSYLVANIA:
•
State-legislative action: In April 2011, the Pennsylvania Department of Environmental Protection announced that after May 19th companies will no longer be able to dispose of the millions of gallons of waste water produced in fracturing operations at water treatment plants that discharge into rivers and streams.6  This raises serious questions as to how companies operating in the Pennsylvania portion of the Marcellus Shale will dispose of wastewater.

•
Municipal-level action: Both Philadelphia and Pittsburgh have banned drilling within the boundaries of their drinking watersheds. Both measures are seen to be largely symbolic, but it does send a clear message of community concern.

WYOMING:
•
State-level action: In June, the Wyoming Oil and Gas Conservation Commission passed new rules requiring companies to disclose the chemicals used in the fracturing process.  In September, Wyoming’s governor clarified that the ingredients will be made public, making it the first state to require this level of public disclosure of the chemicals used in the fracturing process.7

Regional response:
DELAWARE RIVER BASIN COMMISSION:
•
Regulatory action: The Delaware River Basin Commission—a hybrid state/federal hybrid regulatory agency that includes the U.S. Army Corps of Engineers and the governors of New York, Pennsylvania, Delaware and New Jersey — imposed a moratorium on drilling in the Marcellus Shale while it revises its regulations limiting development in Pennsylvania.  In December, draft rules were released and final rules are expected this summer.

•	Impact on companies:
o
According to media reports, two companies operating in the region affected by the moratorium had “put their lease contracts on hold, citing a ‘force majeure’ clause that allows such suspensions because of regulation outside the ‘normal and ordinary course of business.’"8  According to other media reports the companies had invested more than $100 million into the leases before putting them on hold.9

o
In response to the commission’s draft regulations, Chris Tucker, a spokesperson for Energy In Depth, a pro-drilling association said, “Unfortunately, while a lot of the words in here sound good, a lot of the numbers sounds like a swift kick to the stomach.  I’ve never seen bonding and fee requirements this high.  They very well might prove prohibitive.”10

5 | Page

Given the above state-level efforts to review and tighten restrictions related to hydraulic fracturing, we believe it is irresponsible for Chevron to rely on a study from 2009 and completely disregard the shifting regulatory climate on this issue.

Furthermore, the proponents contend regulatory responses have not been limited to the state level.

Federal response
Regulatory Risk:  Congressional action could result in increased costs and disclosures
•
FRAC Act: In June 2009, the Fracturing Responsibility and Awareness of Chemicals Act—or FRAC Act—was introduced in Congress to reinstate the EPA’s authority to regulate hydraulic fracturing under the Safe Drinking Water Act.11 In March 2011, it was reintroduced in the House and Senate.

•
Congressional Committee Review: In February and May 2010 the U.S House Subcommittee on Energy and the Environment sent letters to a 14 companies involved in hydraulic fracturing asking for increased disclosure on the chemicals used in the fracturing process and its potential impacts on human health or the environment. In July 2010, the committee sent letters to ten oil and gas producers to obtain additional information. According to the committee, “[t]his investigation will help us better understand the potential risks this technology poses to drinking water supplies and the environment, and whether Congress needs to act to minimize those risks.”12

Regulatory risk: Interior Department considering strict disclosure rules
In December 2010, the Secretary of the Interior announced officials were considering adopting regulations that would be similar to Wyoming’s recently passed rules and would require increased disclosure of the chemicals used in the fracturing process.

Given the myriad of state and federal agencies and regulators considering increased regulation of aspects of fracturing operations, investors contend companies must be preparing for this reality.  Instead, Chevron indicates in its opposition statement that it believes “regulatory protections are well established” completely disregarding the rapid tightening of the regulatory climate currently underway across the country.  The proponents are concerned that Chevron is not providing sufficient information on the business implications of the impending regulations nor on how it is preparing for the likely reality of more regulations.  Investors are concerned that their investments may be undermined by company decision-making and policies that could fall behind public and regulatory expectations for environmental protection and are requesting increased transparency.

Regulatory Risk: U.S. EPA
Chevron’s opposition statement claims that “The Groundwater Protection Council and, in a 2004 study, the U.S. Environmental Protection Agency have stated that hydraulic fracturing does not pose a significant risk to groundwater.”

Perhaps nothing symbolizes the disingenuousness of the company’s position more than its reference to the 2004 EPA report.

6 | Page

Proponent response:
Chevron completely fails to mention that 1) the EPA has launched a new study at Congress’s request which could have significant business implications, 2) that the findings of EPA’s 2004 study have been hotly contested or 3) the EPA’s regulatory control was partly taken away in 2005.

New EPA review:
The EPA is undertaking a study on the full lifecycle of water used in hydraulic fracturing--from water sourcing, to the mix of chemicals put into the water to the water disposal and management stage.  In 2009, Congress requested that the EPA carry out a study on the “relationship between hydraulic fracturing and drinking water” and the Agency’s Science Advisory Board encouraged the use of a “life cycle approach.”  According to a draft plan released in February 2011, the EPA plans to take a comprehensive look at the fracturing lifecycle and will look at potential impacts to drinking water at every stage in the process.  While the full report is not expected until 2014, a preliminary report is expected next year.13

In its opposition statement, Chevron points to a 2004 study by the EPA which found that fracturing was safe.  Investors contend the findings of that study have been contested and, more importantly, EPA has launched its new study at Congress’ request.

Critique of 2004 study:
•
In March 2011, a former official who was at the EPA at the time of this decision was quoted saying the 2004 report “wasn’t meant to be a bill of health saying ‘well, this practice is fine.  Exempt it in all respects from any regulation.’”14

•
According to EPA employee and whistleblower Weston Wilson, the EPA’s 2004 report was “scientifically unsound.” He continues, “While EPA’s report concludes this practice poses little or no threat to underground sources of drinking water, based on the available science and literature, EPA’s conclusions are unsupportable.”15

•
Others at the EPA contend the report’s conclusions have been over-applied. According to one of the study’s three main authors, Jeffrey Jollie, “It was never intended to be a broad, sweeping study… I don’t think we ever characterized it that way.”16

Proponents contend the company’s reliance on 2004 data is insufficient and investors require increased transparency and recognition of risk to ensure the company is able to respond to the shifting regulatory climate.

EPA authority was removed in 2005
In most cases, the EPA regulates chemicals used in underground injection under the Safe Drinking Water Act. However, the 2005 Energy Policy Act, stripped the EPA of its authority to monitor hydraulic fracturing.  It is the only industry to benefit from such an exemption. 17  The environmental community has dubbed this the “Halliburton loophole”, alleging that former Vice President Dick Cheney, also formerly CEO of Halliburton, shepherded this provision through Congress.

7 | Page

Company Recognition of Regulatory Risk
Chevron’s Opposition Statement fails to acknowledge any regulatory risk.
•
A striking indication that future regulations have the potential to dramatically influence natural gas development using hydraulic fracturing was contained in the 2009 merger agreement between oil giant ExxonMobil and shale gas heavyweight XTO Energy. ExxonMobil protected its right to back out of the deal if state or federal regulations significantly restrict hydraulic fracturing, rendering it illegal or commercially impracticable. Proponents believe this is a clear indication, that the industry recognizes there is substantial risk associated with potentially increased regulation.  As a result, investors believe companies should provide a more detailed discussion of such risks to help ensure that companies are sufficiently prepared to respond to these regulatory changes.

•
Because Chevron recently made a large acquisition, the proponents have been inquiring of the company about its due diligence process in conjunction with its acquisition of Atlas Energy, asking how it addressed such risks. Chevron has not provided responses to the specific questions asked by the proponents regarding due diligence surrounding this purchase.

The proponents are concerned that regulations are being discussed at the federal level and in various key states, but Chevron is not providing more than broad, vague information on the business implications of the impending regulations nor on how they are preparing for the likely reality of more regulations.  We are concerned that our investments may be undermined by company decision-making and policies that could fall behind public and regulatory expectations for environmental protection.

While companies often prefer to wait until there is regulatory clarity to institute new policies or procedures, we believe it is in the best interest of companies to adopt best practices now to minimize and avoid risk.  Sound risk management now protects against current risks and enhances companies’ ability to readily comply with future regulatory changes.

2. Environmental Impacts

Chevron’s Opposition Statement says that “Hydraulic fracturing has been used for more than 60 years in nearly one million wells drilled in the United States.”

Proponent response:
Chevron makes a broad generalized statement that attempts to imply safety but fails to provide supporting evidence – nor does it place modern hydraulic fracturing in context.

The implication of that statement could be that current practices are well tested; however, the Proponent and many experts assert that recent practices involving an increasingly larger scale of activity and changes in technologies used may bring concomitantly greater risk.

As currently utilized the fracturing process requires pumping millions of gallons of chemicals laced with tons of toxic chemicals into the ground. Recently, while investors have seen some broad operational risks, two issues are emerging that have the potential to limit development and expansion, and pose significant environmental and business risks: the toxic chemicals used in the fracturing process and disposing of waste water. Even though both pose significant business risks to future expansions of operations and to the company’s bottom line, the company does not report on these impacts or their associated risks to the company.

8 | Page

Operational risks:
•
In June 2010, a blowout at an EOG well reportedly spewed gas and wastewater for 16 hours and was described by the Pennsylvania DEP as an event that posed “a serious threat to life and property.”18 In response, the company was forced to shut down its operations in Pennsylvania for 40 days and pay $353,400 in fines.19

•
In September 2010, a Chesapeake Energy well caught fire and the company was issued a violation for “failing to prevent the release of natural gas and the potential pollution of waters of the state.”  The company’s operations at the site were shut down temporarily.20

•
In February 2011, three workers were injured in an explosion at a Chesapeake Energy facility.  Employees were dealing with water produced in the hydraulic fracturing process at the time of the explosion.21

Risks related to water:
Water contamination
In its opposition statement, Chevron states “[t]he Groundwater Protection Council and , in a 2004 study, the U.S. Environmental Protection Agency have stated that hydraulic fracturing does not pose significant risks to groundwater.”

Proponent response:
The proponents contend this statement fails to recognize that assertions of alleged water contamination related to the lifecycle of hydraulic fracturing and related drilling operations, including related litigation and enforcement actions, are becoming more frequent.

Water Contamination—litigation risks
Lawsuits facing other companies have begun to demonstrate that litigation alleging impacts to groundwater sources is moving forward.
•	In December 2010, two lawsuits were filed in federal court alleging that Chesapeake Energy and Encana Oil & Gas operations contaminated property owners’ water wells.22
•	In September 2010, 13 families in Pennsylvania sued Southwestern Energy alleging that their drinking water was contaminated by the company’s drilling operations.23
•
In Colorado several years ago, EnCana reached a reportedly multi-million dollar settlement and was fined $266,000 by regulators for release of gas production waste and failure to protect water bearing formations.24

•	Cabot Oil &Gas and Atlas Energy Inc. also face lawsuits over alleged water contamination in Pennsylvania.25

Water Contamination—Enforcement actions
Companies are increasingly facing enforcement actions and fines associated with the environmental impact of their operations.
•
In September 2010, EPA officials warned residents in Wyoming not to drink their water after finding benzene and other harmful chemicals in drinking water wells.   Officials also encouraged residents to use fans while showering and washing clothes to prevent a possible explosion.26

9 | Page

•	In August 2010, the Pennsylvania DEP fined Atlas Resources over $97,000 “for allowing used hydraulic fracturing fluids to overfill a wastewater pit and contaminate a high-quality watershed.”27
•
According to media reports, Range Resources faced enforcement actions twice in 2009 for the spillage of hydraulic fracturing fluids. In October 2009, the Company faced a $23,500 fine after it spilled close to 5000 gallons of water including fracturing fluids into a protected watershed that was a rich fish habitat.  In another case, Range spilled more than 10,000 gallons of wastewater and as a result, there was a substantial fish kill and significant clean-up was required.28

•
Cabot Oil & Gas Corporation has experienced significant problems with its natural gas wells and hydraulic fracturing operations. In September 2009, Pennsylvania ordered Cabot Oil & Gas to shut down all hydraulic fracturing operations in Susquehanna County.  Cabot also faces a lawsuit brought by over a dozen families in Dimock PA which alleges the company’s operations polluted their wells.29

•
In April 2010, in an effort to protect the residents of Dimock Township from gas migration from company wells, Pennsylvania ordered Cabot Oil & Gas to pay a $240,000 fine, install water treatment systems in 14 homes where drinking water was contaminated and at the time of the fine was barred the company from drilling any new wells in the township for a year.30  But in December 2010, Cabot and Pennsylvania regulators came to an agreement where the company agreed to pay residents of Dimock $4.1 million in compensation—paying each of the 19 families alleging damage twice the value of their home (with a minimum payment of $50,000) and paying the state $500,000 to mitigate the expense state agencies incurred exploring the problem.  The agreement allowed the company to resume drilling in Susquehanna County in 2011.31

Wastewater—Environmental risks
Companies conducting fracturing operations must manage millions of gallons of waste water—portions of fracturing fluids that return to the surface plus naturally-occurring formation waters brought to the surface during and following fracturing. This water contains highly toxic chemicals used in the fracturing process, naturally occurring radioactive materials, dissolved solids and heavy metals. This waste must be stored, transported, treated, and disposed of, and/or recycled.   These operations pose numerous risks.

A recent New York Times investigation revealed significant concerns.  Below are excerpts from its report and findings:
•
“While the existence of toxic wastes has been reported, thousands of internal documents obtained by the New York Times from the Environmental Protection Agency, state regulators and drillers show that the dangers to the environment and health are greater than previously understood.”

•
“The documents reveal that wastewater which is sometimes hauled to sewage plants not designed to treat it and then discharged into rivers that supply drinking water contains radioactivity at levels higher than previously known, and far higher than the level that federal regulators say is safe for these treatment plants to handle.”

10 | Page

•
“..federal and state regulators are allowing most sewage treatment plants that accept drilling waste not to test for radioactivity.  And most drinking-water intake plants downstream from those sewage treatment plants in Pennsylvania, with the blessing of regulators, have not tested for radioactivity since before 2006, even though the drilling boom began in 2008.  In other words, there is no way of guaranteeing that the drinking water taken in by all these plants is safe.”

•	“Gas has seeped into underground drinking-water supplies in at least five states, including Colorado, Ohio, Pennsylvania, Texas and West Virginia, and residents blame natural-gas drilling.”
•
“More than 1.3 billion gallons of wastewater was produced by Pennsylvania wells over the past three years…Most of this water—enough to cover Manhattan in three inches of water—was sent to treatment plants not equipped to remove many of the toxic materials in drilling waste.”

•
“Of more than 179 wells producing wastewater with high levels of radiation, at least 116 reported levels of radium or radioactive materials 100 times as high as the levels set by federal drinking-water standards.  At least 15 wells produced wastewater carrying more than 1,000 times the amount of radioactive elements considered acceptable.” 32

According to another New York Times investigation, Ultra Resources sent more than 155,000 gallons of wastewater to various towns to be used to reduce dust on roads.  The radium levels in the water were nearly 700 times the level allowed in drinking water.33 Investors are concerned this type of disposal could result in significant contamination and expose the companies to serious risks in the future.

Wastewater—Capacity limitations
Insufficient capacity for waste water management may pose a sizeable constraint on the roll-out of hydraulic fracturing, especially in the Marcellus Shale. The Company provides insufficient information on this key business issue to determine whether the company is adequately addressing waste water capacity concerns in its future planning.
•
The New York State Department of Environmental Conservation is raising concerns regarding wastewater treatment and has said it will not issue drilling permits until the companies demonstrate they are capable of adequately disposing of waste water. 34

•
According to a 2009 analysis done by ProPublica, an investigative journalism center spearheaded by a former managing editor of the Wall Street Journal, of three potential disposal methods, none of the options appear to be feasible for New York State because of capacity limitations.35

Produced water—Shortcomings of recycling efforts
Recently, many companies have begun to recycle and reuse their waste water but this comes with its own risks.

•
According to a recent New York Times article, “No one wants to admit it, but at some point, even with reuse of this water, you have to confront the disposal question,” said Brent Halldorson, chief operating officer of Aqua-Pure/Fountain Quail Water Management, adding that the wastewater contains barium, strontium and radioactive elements that need to be removed.”36

11 | Page

•
According to Pennsylvania regulators, even though companies are recycling substantial portions of their wastewater, more wastewater continue to be dumped into rivers because the number of drilling rigs continues to skyrocket.37

Waste management and disposal
Hydraulic fracturing fluids include numerous hazardous chemicals.  The industry generally argues that chemical additives make up only .5 percent of fracturing fluid.  While the statement may be literally accurate, is also misleading and underplays the associated risks because it fails to convey the enormous volumes of liquid used to fracture wells.

Risks related to chemicals
Physical risks: Quantities of chemicals used
Given the significant quantities of water used and produced, the quantities of toxics present are very significant.
•	If a fracturing operation using 3 million gallons—and some use much more—to fracture one well one time, that .5 percent means that the companies are using 15,000 gallons of chemicals.

Business risks: Chemicals management
The vast quantities of chemicals also pose substantial business risks as the companies are responsible for securing them throughout the entire supply chain.
•
These chemicals must be trucked to drill sites, stored on site, pumped into the ground, disposed of properly which often requires them to be piped or trucked away.  The company faces significant financial risks including the potential for enforcement actions or even litigation if problems occur at any point in this process.

Risks to human health and the environment:
•
The chemicals used can be highly toxic.  Hazen and Sawyer noted that well service companies and chemical suppliers providing data for New York State’s draft supplemental generic environmental impact statement for natural gas extraction and hydraulic fracturing (dSGEIS) list 197 chemical products and 260 unique chemicals.38

The proponents contend there are clear environmental risks associated with fracturing operations and Chevron fails to provide information with sufficient information to determine if it is mitigating the associated risks.

3. Lack of disclosure

Chevron does not provide any information on its fracturing operations on its website or in its SEC filings.

Chevron’s opposition statement says it “has existing processes for appraisal, analysis and reporting of environmental issues,” and “…processes guide the company in developing drilling plans, well design, and completion design and monitoring and in seeking permit applications.”

12 | Page

Proponent response:
In the past year, investors have seen a dramatic increase in the amount of information disclosed by some companies involved in hydraulic fracturing yet we are not seeing similar disclosure by Chevron. The below list is only a select list of the disclosures sector peers have made to provide increased transparency on their fracturing operations and steps companies employ to mitigate risk.  Investors are asking Chevron to improve its disclosure in this area.
•	Range Resources, EQT, and Chief Oil & Gas have all begun some well-by-well disclosure of the chemicals used in the fracturing process.
•	Cabot Oil& Gas—which has repeatedly been cited for violations and proved and alleged environmental harms—has dramatically improved its reporting. It clarifies the following:
o	All flowback water is stored in closed containers not pits
o	It pressure tests wells to check for integrity
o
It monitors 2,500 feet around their well.  This is 1,500 feet beyond the 1,000 foot boundary where, under state law in Pennsylvania, if well contamination begins within six months of drilling, the driller is assumed to be responsible.

o	Sampling is done by a third party lab and results are provided to landowners.39
•
In December 2010, Williams Companies released a new Corporate Social Responsibility report which substantially improves the company’s reporting on key risks to investors, particularly how the company manages waste water and the protective measures it takes to assure well integrity.

•	Talisman has a newly-developed code for contractors, provides information on its efforts to protect groundwater and provides information on its environmental violations.40
•
Chief Oil & Gas has a “Best Management Practices” web page that lists many of its protective practices related to its natural gas operations. These include storing wastewaters in steel tanks, well-specific chemical disclosure, “closed loop” systems for drilling fluids, and waste water recycling.41

Chevron’s opposition statement claims “Based on …Chevron’s internal studies and procedures, …hydraulic fracturing can be conducted safely and in an environmentally responsible manner.”

Proponent response:
The proponents are encouraged to hear the company has confidence in its practices and procedures and believe if the company already as strict protocols in place, providing increased reporting and disclosure will not be burdensome and will provide investors the necessary information to assess how the company is managing risk.

5. Conclusion

•	Hydraulic fracturing operations have the potential to have a significant impact on the environment and could pose threats to public health.
•
As a result of various environmental concerns policymakers at the state and federal level are reevaluating the existing regulatory regime, and the resulting regulatory uncertainly poses substantial business risks.

•
The proponents are concerned about whether their investments may be undermined by company decision-making and policies that may fall behind public and regulatory expectations for environmental protection.

•
In response, investors are requesting increased transparency and disclosure from numerous companies, and over the course of the last year, have begun to see substantial improvements in disclosure from some of those companies.  But Chevron has failed to meet the emerging expectations around disclosure.

13 | Page

•
In the absence of meaningful disclosure, investors have no way of fully assessing the risks and rewards from investing in various companies in the energy sector, and are concerned about unpleasant shocks to shareholder value. Shareholders need assurance that companies are candidly disclosing these risks and are adopting best management practices to minimize them.

•
Corporate policies for the management of social and environmental issues related to hydraulic fracturing may well play a major role in determining the success or failure of the Company’s efforts to maintain or expand its operations in this promising area of growth. The Proposal seeks information to assess how the Company is addressing social and environmental challenges, and whether the Company is effectively positioned to seize the new market opportunities associated with natural gas development.  Currently, Chevron fails to provide a candid discussion of risks nor has it increased its transparency and disclosure

- - - - - -

This is not a solicitation of authority to vote your proxy.Please DO NOT send us your proxy card; the proponent is not able to vote your proxies, nor does this communication contemplate such an event.  The proponent urges shareholders to vote FOR question number #10 following the instruction provided on the on the management’s proxy mailing.

1 “Chevron Announces Agreement to Acquire Atlas Energy,” Chevron Corporation News Release, November 9, 2010.
2 “Arkansas To Require Hydraulic Fracturing Fluid Disclosure in January,” Platts, December, 8, 2010.
3 John Filippelli, “Comments on the New York State Department of Environmental Conservation September 2009 draft SGEIS for the Well Permit Issuance for Horizontal Drilling and High-Volume Hydraulic Fracturing to Develop the Marcellus Shale and Other Low-Permeability Gas Reservoirs,” Environmental Protection Agency Region 2, December 30, 2009.
4 Steven W.  Lawitts, Acting Commissioner, New York City Department of Environmental Protection, Comments on the Draft Supplemental Generic Environmental Impact Statement on the Oil, Gas and Solution Mining Regulatory Program,  December 22, 2009.
5 Jad Mouawad and Clifford Krauss, “Gas Company Won’t Drill in New York Watershed,” The New York Times, October 27, 2009.
6 Marc Levy, “Waste From Gas Drilling At Issue,” Associated Press appearing in the Times Union, April 20, 2011.
7 Brodie Farquhar, “Wyoming First In Nation to Require Public Disclosure of Chemicals Used in Gas, Oil Drilling,” September 8, 2010, NewWest.net.
8 Mike Soraghan, “Obscure Regulator Hits Brakes on Northeast Shale Drilling Rush,” Greenwire reported in The New York Times, September 13, 2010.
9 Andrew Maykuth, “Marcellus Shale Dispute Bubbling Up in Northeast Pennsylvania,” The Philidelphia Inquirer, July 4, 2010.
10 Mike Soraghan, “Northeast Regulator Eases Proposed Natural Gas Drilling Curbs,” The New York Times, December 9, 2010.
11 Senator Robert Casey, Jr, “Statement for the Record, Introduction of the Fracturing Responsibility and Awareness of Chemicals (FRAC) Act,” June 9, 2009, available at: http://casey.senate.gov/newsroom/press/release/?id=3D78271C-E412-4B63-95B8-419E75CE2BB6

14 | Page

12 Committee on Energy and the Environment, “Energy & Commerce Committee Investigates Potential Impacts of Hydraulic Fracturing,”  February 18, 2010, updated July 19, 2010, accessed: September 23, 2010.
13 Nicholas Kusnetz, “EPA Wants To Look At Full Lifecycle of Fracking in New Study,” ProPublica, February 9, 2011.
14 Abrahm Lustgarten, “Former Bush EPA Official Says Fracking Exemption Went Too Far; Congress Should Revisit,” ProPublica, March 9, 2011.
15 Letter from Weston Wilson to Senators Allard and Campbell and Representative DeGette (8 October 2004), available at: http://latimes.image2.trb.com/lanews/media/acrobat/2004-0/14647025.pdf.
16 Abrahm Lustgarten, “Drilling process causes water supply alarm,” Denver Post, November 11, 2008
17 Abrahm Lustgarten, “Democrats Call for Studies as Industry Assails Proposals to Regulate Hydraulic Fracturing,” ProPublica, July 13, 2009.
18 Pennsylvania Department of Environmental Protection media release, “DEP Orders EOG Resources to Halt All Natural Gas Drilling Activities in PA,” June 7, 2010.
19 Commonwealth of Pennsylvania, Department of Environmental Protection media release, “Independent Report Faults Clearfield County Gas Well Operators for June 3 Blowout DEP Outlines Proper Procedures for All Marcellus Drilling Firms,” July 13, 2010.
20 Casey Junkins, “Well Woes Grow: Accidents Leave Nerves Rattled,” The Intelligencer/Wheeling News-Register, September 26, 2010.
21 “Western Pa.Gas Well Blast Injuses 3 Workers,” Bloomberg, February 24, 2011.
22 Jack z. Smith, “Two Lawsuits Contend Groundwater in Barnett Shale Contaminated by Drilling,” Star-Telegram.com, December 15, 2010.
23 Jim Efstathiou Jr., “Pennsylvania Families Sue Southwestern Energy on Shale Drilling,” Bloomberg, September 15, 2010.
24 http://www.propublica.org/feature/buried-secrets-is-natural-gas-drilling-endangering-us-water-supplies-1113
25 Michael Rubinkam, “Pennsylvania Residents Sue Gas Driller Over Polluted Wells,” The Associated Press, November 20, 2009; Joh Hurdle, “Pennsylvania Lawsuit Says Drilling Polluted Water,” Reuters, November 9, 2009; “Pa. Woman Sues Gas Driller, Claims Water Tainted,” The Associated Press, October 29, 2010.
26 Abrahm Lustgarten, “Feds Warn Residents Near Wyoming Gas Drilling Sites Not To Drink Their Water,” ProPublica, September 1, 2010.
27 Pennsylvania Department of Environmental Protection Southwest Regional Office media release, “”PA DEP Fines Atlas Resources For Drilling Wastewater Spill in Washington County,” August 17, 2010.
28 Sabrina Shankman, “Pennsylvania’s  Gas Wells Booming-But so Are Spills,” ProPublica, January 27, 2010.  http://www.propublica.org/feature/pas-gas-wells-booming-but-so-are-spills-127
29 Commonwealth of Pennsylvania, Department of Environmental Protection media release, “DEP Orders Cabot Oil and Gas to Cease all Well Fracking in Susquehanna County,”  September 25, 2009; Michael Rubinkam, “Pennsylvania Residents Sue Gas Driller Over Polluted Wells,” The Associated Press, November 20, 2009.
30 Commonwealth of Pennsylvania, Department of Environmental Protection media release, “DEP Takes Aggressive Action Against Cabot Oil & Gas Corp to Enforce Environmental Laws Protect Public in Susquehanna County,”  April 15, 2010.
31 “UPDATE 1-Cabot To Pay $4.1 Mln In Penn. Gas Contamination,” Reuters, December 15, 2010.
32 Ian Urbina, “Regulation Lax as Gas Wells’ Tainted Water Hits Rivers,” The New York Times, February 26, 2011. Emphasis added.
33 Ian Urbina, “Wastewater Recycling No Cure-All in Gas Process,” The New York Times, March 1, 2011.
34 Joaquin Sapien and Sabrina Shankman, “Drilling Wastewater Disposal Options in N.Y. Report Have Problems of Their Own,” ProPublica, December 29, 2009, available at: http://www.propublica.org/feature/drill-wastewater-disposal-options-in-ny-report-have-problems-1229.  Emphasis added.
35 Joaquin Sapien and Sabrina Shankman, “Drilling Wastewater Disposal Options in N.Y. Report Have Problems of Their Own,” ProPublica, December 29, 2009, available at: http://www.propublica.org/feature/drill-wastewater-disposal-options-in-ny-report-have-problems-1229
36 Ian Urbina, “Wastewater Recycling No Cure-All in Gas Process,” The New York Times, March 1, 2011.
37 David B. Caruso, “Despite Overhaul, Gas Wastewater Still A Problem,” The Associated Press, March 12, 2011.
38 Hazen and Sawyer, “Final Impact Assessment Report: Impact Assessment of Natural Gas Production in the New York City Water Supply Watershed”, Prepared for the New York City Department of Environmental Protection, December 2009, page 36.
39 http://www.cabotog.com/pdfs/HFQAclean3.pdf
40  “Talisman…has created a global standard for Contractor HSE Management. The Global Contractor HSE [Health, Safety, and Environment] Standard will provide a benchmark for Talisman to select and manage business partners and exercise greater control in managing HSSE/Ol risks.” See: http://cr.talisman-energy.com/upload/pdf_2009/10/03/tlm_cr09-process-safety-and-operational-integrity.pdf, http://www.talismanusa.com/how_we_operate/groundwater-protection.html,
http://www.talismanusa.com/how_we_operate/notices-of-violation/
41 http://www.chiefog.com/marcellus_shale_best_practices.html

15 | Page